FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 November 2012

HSBC BANK CANADA
THIRD QUARTER 2012 RESULTS

·  Profit for the quarter ended 30 September 2012 was C$181m, a decrease of 10% compared with the same period in 2011. Profit for the nine months ended 30 September 2012 was C$604m, an increase of 6% compared with the same period in 2011.

·  Profit attributable to common shareholders was C$162m for the quarter ended 30 September 2012, a decrease of 11% compared with the same period in 2011. Profit attributable to common shareholders was C$550m for the nine months ended 30 September 2012, an increase of 7% compared with the same period in 2011  .

· Return on average common equity was 15.8% for the quarter ended 30 September 2012 and 18.0% for the nine months ended 30 September 2012 compared with 18.9% for the same periods in 2011.

·  The cost efficiency ratio improved to 44.8% for the quarter ended 30 September 2012 and 46.8% for the nine months ended 30 September 2012 compared with 48.7% and 51.1% respectively for the same periods in 2011.

· Total assets were C$84.5bn at 30 September 2012 compared with C$80.7bn at 30 September 2011.

·  Total assets under administration decreased to C$19bn at 30 September 2012 from C$30bn at 30 September 2011 primarily due to the sale of the bank's full service retail brokerage business. Excluding the impact of this sale, total assets under administration increased by C$2.5bn from 30 September 2011.

· Tier 1 capital ratio was 13.5% and the total capital ratio was 15.8% at 30 September 2012 compared with 13.4% and 16.0% respectively at 31 December 2011.

The abbreviations "C$m" and "C$bn" represent millions and billions of Canadian dollars, respectively.

Financial Commentary

Overview

HSBC Bank Canada recorded profit of C$181m for the third quarter of 2012, a decrease of C$20m, or 10%, compared with C$201m for the third quarter of 2011, and a decrease of C$22m, or 11%, compared with the second quarter of 2012. Profit for the nine months ended 30 September 2012 was C$604m, an increase of C$35m, or 6%, compared with the nine months ended 30 September 2011. Profit attributable to common shareholders was C$162m for the third quarter of 2012, a decrease of C$20m, or 11%, compared with C$182m for the third quarter of 2011, and a decrease of C$24m, or 13%, compared with the second quarter of 2012. Profit attributable to common shareholders for the nine months ended 30 September 2012 was C$550m, an increase of C$35m, or 7%, compared with the nine months ended 30 September 2011.

The decrease in profit this quarter compared with the same quarter last year and the prior quarter is primarily due to continued pressure on net interest margin in a prolonged low interest rate environment. The decrease is partially offset by reduced operating expenses. The increase in profit for the nine months ended 30 September 2012 compared with the same period in 2011 was primarily due to revenue growth in the Global Banking and Markets business of 10% and Commercial Banking business of 5% as well as reduced operating expenses as a result of the wind-down of the bank's consumer finance business, the sale of the full service retail brokerage business and cost reduction efforts.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"The bank's results year-to-date continue to show solid progress. We have refocused the bank around our core businesses while improving the efficiency of our operations. Our initiatives have created a strong platform to deliver on our strategic objective of being the leading international bank in Canada and to ensure we continue to meet our customers' needs."

Analysis of Consolidated Financial Results for the Third Quarter of 2012

Net interest income for the third quarter of 2012 was C$357m, a decrease of C$34m, or 9%, compared with the third quarter of 2011, and a decrease of C$15m, or 4%, compared with the second quarter of 2012. Net interest income was C$1,127m for the nine months ended 30 September 2012, a decrease of C$36m, or 3%, compared with the nine months ended 30 September 2011. The decrease is due to continued pressure on net interest margin in a prolonged low interest rate environment.

Net fee income for the third quarter of 2012 was C$157m, a decrease of C$5m, or 3%, compared with the third quarter of 2011, and an increase of C$10m, or 7%, compared with the second quarter of 2012. Net fee income was C$447m for the nine months ended 30 September 2012, a decrease of C$40m, or 8%, compared with the nine months ended 30 September 2011. The sale of the full service retail brokerage business resulted in reductions in fees from funds under management and brokerage commissions in 2012. Excluding 2011 fees from the full service retail brokerage business, net fee income increased by C$19m and C$31m compared with the third quarter and year-to-date periods of 2011 respectively, resulting from increases in fees from credit facilities and the Immigrant Investor Program as a result of an increase in volume.The increase compared with the prior quarter is mainly due to higher fees from credit facilities and corporate finance.

Net trading income for the third quarter of 2012 was C$48m, which marginally increased compared with both the third quarter of 2011 and the second quarter of 2012. Net trading income was C$135m for the nine months ended 30 September 2012, an increase of C$16m, or 13%, compared with the nine months ended 30 September 2011. The year-to-date increase is due to improved trading performance in rates products, reduced volume of derivatives used to manage foreign currency denominated deposits resulting in lower carrying costs and positive hedge ineffectiveness, partially offset by the adverse impact of narrowing credit spreads on the carrying value of our own debt instruments classified as trading.

Net gain/(loss) from financial instruments designated at fair value for the third quarter of 2012 was a net loss of C$8m, compared with a gain of C$22m in the third quarter of 2011, and a loss of C$2m compared with the second quarter of 2012. Year-to-date, the net loss from financial instruments designated at fair value was C$24m, compared with a net gain of C$16m for the same period in 2011. The bank designates certain subordinated debentures and other liabilities to be recorded at fair value. Gains and losses are largely as a result of the widening or narrowing of credit spreads decreasing or increasing the fair value of these liabilities, respectively.

Gains less losses from financial investments for the third quarter of 2012 were C$3m, a decrease of C$17m and C$25m respectively compared with the third quarter of 2011 and second quarter of 2012. Net gains from the sale of financial investments were C$48m for the nine months ended 30 September 2012, an increase of C$8m, or 20%, compared with the nine months ended 30 September 2011. The decrease in gains less losses from financial investments compared with the same quarter last year and compared with the previous quarter is due to reduced gains on the disposal of available-for-sale financial investments. On a year-to-date basis, gains less losses from financial investments increased due to higher gains on the disposal of available-for-sale financial investments.

Other operating income for the third quarter of 2012 was C$15m, an increase of C$3m, or 25%, compared with the third quarter of 2011, and a decrease of C$7m, or 32%, compared with the second quarter of 2012. Other operating income was C$50m for the nine months ended 30 September 2012, an increase of C$15m, or 43%, compared with the nine months ended 30 September 2011. The second quarter of 2012 included a C$6m recovery of investment property taxes. Included in other operating income for the nine months ended 30 September 2011 is a C$17m charge resulting from the decline in fair value of investment property.

Gain on the sale of the full service retail brokerage business. The sale of the full service retail brokerage business closed on 1 January 2012 and resulted in a gain of C$84m, net of assets written off and directly related costs.

Loan impairment charges and other credit risk provisions for the third quarter of 2012 were C$71m, an increase of C$8m, or 13%, compared with the third quarter of 2011, and an increase of C$12m, or 20%, compared with the second quarter of 2012. Loan impairment charges and other credit risk provisions were C$178m for the nine months ended 30 September 2012, an increase of C$35m, or 24%, compared with the nine months ended 30 September 2011. The increases are primarily due to higher specific provisions notably in the energy sector in the second quarter of 2012 and in the real estate sector in the third quarter of 2012 as well as higher collective provisions in the bank's consumer finance business.

Total operating expenses (excluding restructuring charges) for the third quarter of 2012 were C$256m, a decrease of C$62m, or 19%, compared with the third quarter of 2011, and a decrease of C$20m, or 7%, compared with the second quarter of 2012. Total operating expenses were C$838m for the nine months ended 30 September 2012, a decrease of C$112m, or 12%, compared with the nine months ended 30 September 2011. The decrease in total operating expenses is due to cost reductions relating to the sale of the full service retail brokerage business (C$79m) and wind-down of the bank's consumer finance business (C$47m) in the nine months ended 30 September 2012. Additionally, as a result of cost management initiatives, employee compensation and benefits as well as activities and expenses related to the delivery of technology services to HSBC Group companies were reduced. The reduction is partially offset by a C$47m recovery of fees from an HSBC affiliate in the nine months ended 30 September 2011.

Restructuring charges of C$36m were recognized in the first quarter of 2012 mainly relating to the wind-down of the bank's consumer finance business.

Income tax expense. The effective tax rate in the third quarter of 2012 was 26.4%, compared with 26.6% in the third quarter of 2011 and 27.2% in the second quarter of 2012. The effective tax rate was 26.1% for the nine months ended 30 September 2012, compared with 26.2% for the nine months ended 30 September 2011. The decrease in the third quarter of 2012 compared with the prior quarter was due to additional income from international business activities that are subject to a lower tax rate.

Statement of Financial Position

Total assets at 30 September 2012 were C$84.5bn, an increase of C$4.4bn from C$80.1bn at 31 December 2011, mainly due to increases of C$2.4bn in financial investments, C$2bn in trading assets, C$2bn in loans and advances to customers and C$1bn in acceptances offset by a decrease in loans and advances to banks of C$2.9bn. The increase in trading assets is driven by higher activity and holdings in our rates and credit products at 30 September 2012. Loans and advances to banks decreased by C$2.9bn and loans and advances to customers increased by C$2bn mainly as a result of a decrease and an increase respectively in reverse repurchase agreements. Excluding the movement in reverse repurchase agreements, loans and advances to banks and loans and advances to customers decreased by C$0.8bn and C$0.5bn respectively.

Liquid assets which include high grade financial investments and reverse repurchase agreements, increased to C$25.8bn at 30 September 2012, compared with C$23.1bn at 31 December 2011.

Total customer accounts at 30 September 2012 were C$47.7bn, an increase of C$1.1bn from C$46.6bn at 31 December 2011, mainly due to increases in repurchase agreements, commercial notice and current accounts, partially offset by decreases in commercial fixed date and personal notice deposits. Debt securities in issue at 30 September 2012 were C$14.1bn from, an increase of C$0.8bn from C$13.3bn at 31 December 2011, primarily due to additional funding through the net issuance of C$1.2bn in medium term notes, partially offset by reduced mortgage securitization funding of C$0.3bn.

Total assets under administration

Total assets under administration were C$19bn at 30 September 2012, a decrease of C$8.4bn from C$27.4bn at 31 December 2011, primarily due to sale of the bank's full service retail brokerage business. Excluding the full service retail brokerage business' funds under management, total assets under administration increased by C$2.2bn compared with 31 December 2011.

Business Performance in the Third Quarter of 2012

Retail Banking and Wealth Management

Profit before income tax expense for the third quarter of 2012 was C$14m, a decrease of C$5m compared with the third quarter of 2011, and an increase of C$7m compared with the second quarter of 2012. On a year-to-date basis, profit before income tax expense was C$114m, an increase of C$33m compared with the same period in 2011. Profit before income tax expense for the nine months ended 30 September 2012 included a C$76m gain on the sale of the full service retail brokerage business and restructuring charges of C$2m. Profit before income tax expense for the comparative period last year included a C$28m recovery of fees from an HSBC affiliate partially offset by a C$7m write-off of internally developed software costs. Excluding the effect of these items, profit before income tax expense for the nine months ended 30 September 2012 was C$40m, a decrease of C$20m compared with the same period in 2011 mainly due to continued pressure on net interest margin in a prolonged low interest rate environment.

Commercial Banking

Profit before income tax expense was C$145m for the third quarter of 2012, an increase of C$9m, compared with the third quarter of 2011, and a decrease of C$4m compared with the second quarter of 2012. Profit before income tax expense was C$452m for the nine months ended 30 September 2012, an increase of C$31m compared with the nine months ended 30 September 2011. Profit before income tax expense increased compared with the same quarter last year due to reduced operating expenses as a result of cost reduction efforts, partially offset by higher specific impairment provisions. Profit before income tax expense decreased compared with the prior quarter due to higher specific impairment provisions, partially offset by reduced operating expenses as a result of cost reduction efforts. On a year-to-date basis, profit before income tax expense increased due to higher net fee income from credit facilities, higher net operating income due to a C$17m charge resulting from the decline in fair value of investment property in 2011, reduced operating expenses as a result of cost reduction efforts, partially offset by higher specific impairment provisions.

Global Banking and Markets

Profit before income tax expense was C$70m for the third quarter of 2012, a decrease of C$5m compared with the third quarter of 2011 and a decrease of C$14m compared with the second quarter of 2012. Profit before income tax expense was C$240m in the nine months ended 30 September 2012, an increase of C$33m compared with the nine months ended 30 September 2011. The decrease in profit before income tax expense compared with the same quarter last year and compared with the prior quarter is due to reduced gains on the disposal of available-for-sale financial investments, partially offset by reduced operating expenses as a result of cost reduction efforts. The increase in profit before income tax expense compared with the nine months ending 30 September 2011 is due to higher gains on the disposal of available-for-sale financial investments, the gain on the sale of the full service brokerage business, improved net fee income driven by higher debt underwriting and derivative sales fees and higher net trading income driven by improved trading performance in rates products.

Consumer Finance

In March 2012, HSBC Financial Corporation Limited announced the wind-down of the consumer finance business in Canada and, except for existing commitments, ceased origination of loans. Accordingly, C$34m in restructuring costs were incurred in the first quarter of 2012 relating to employee severance, pension curtailment and changes in benefits plans, uneconomic contracts, onerous leases and impairment of fixed assets including leasehold improvements.

Profit before income tax expense was C$28m for the third quarter of 2012, an increase of C$7m compared with the third quarter of 2011, and a decrease of C$8m compared with the second quarter of 2012. Profit before income tax expense was C$47m for the nine months ended 30 September 2012, an increase of C$3m compared with the nine months ended 30 September 2011.

Profit before income tax expense increased compared with the same quarter last year mainly as a result of lower operating expenses driven by reduced staff, infrastructure charges and other overhead expenses, partially offset by lower net interest income on declining customer loan balances. Profit before income tax expense decreased compared with the prior quarter mainly due to lower net interest income on declining customer loan balances. Excluding the restructuring costs, profit before income tax expense was C$81m for the nine months ended 30 September 2012, an increase of C$37m compared with the same period last year. The increase is mainly as a result of lower operating expenses driven by reduced staff, infrastructure charges and other overhead expenses, which is partially offset by an increase in loan impairment charges.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include gains and losses from the impact of changes in credit spreads on our own debt designated at fair value, revenue and expense related to information technology services provided to HSBC Group companies on an arm's length basis. Profit before income tax expense for the third quarter of 2012 was a loss of C$11m, compared with a profit of C$23m for the third quarter of 2011 and a profit of C$3m in the second quarter of 2012. Profit before income tax expense was a loss of C$36m for the nine months ended 30 September 2012, compared with a profit of C$18m for the nine months ended 30 September 2011. The variances from comparative periods are primarily due to the impact of the items noted above.

Dividends

During the third quarter of 2012, the bank declared and paid C$83m in dividends on HSBC Bank Canada common shares, an increase of C$8m from the same period in 2011. The bank declared and paid C$248m in dividends on common shares during the nine months ended 30 September 2012, an increase of C$23m from the same period in 2011.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 31 December 2012, for shareholders of record on 14 December 2012.

IFRS and related non-IFRS measures

The bank uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures that have been adjusted to a basis other than IFRS do not have a standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures used by other companies. The following outlines various non-IFRS measures that are regularly monitored by management:

Return on average common equity - Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada in accordance with the Basel II capital adequacy framework.

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets - average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Core tier 1 capital - Tier 1 capital less non-controlling interests and preferred shares.

Core tier 1 capital ratio - Core tier 1 capital as a percentage of risk-weighted assets.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 6,900 offices in over 80 countries and territories and assets of US$2,721bn at 30 September 2012, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's third quarter 2012 report will be sent to shareholders in November 2012.

Summary

	Quarter ended			Nine months ended
	30 September 2012	30 September 2011	30 June 2012	30 September 2012	30 September 2011
For the period (C$m)
Profit before income tax expense	246	274	279	817	771
Net operating income before loan impairment charges and other credit risk provisions	572	653	614	1,867	1,860
Profit attributable to common shareholders	162	182	186	550	515

At period-end (C$m)
Shareholders' equity	5,118	4,933	5,080
Core tier 1 capital (2)	3,798	3,497	3,737
Risk-weighted assets	36,818	34,786	35,637
Loans and advances to customers (net of impairment allowances)	46,309	43,697	46,126
Customer accounts	47,713	45,500	47,097

Capital ratios (%)
Tier 1 ratio (1)	13.5	13.4	13.8
Total capital ratio (1)	15.8	16.1	16.1
Core tier 1 capital ratio (2)	10.3	10.1	10.5

Performance ratios (%) (2)
Return on average common equity	15.8	18.9	18.4	18.0	18.9
Post-tax return on average total assets	0.77	0.87	0.88	0.89	0.84
Post-tax return on average risk-weighted assets	1.8	2.1	2.1	2.0	2.0

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	12.4	9.6	9.6	9.5	7.6
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.6	0.5	0.5	0.5	0.4
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	62.8	71.8	70.7	62.8	71.8

Efficiency and revenue mix ratios (%)(2)
Cost efficiency ratio	44.8	48.7	45.0	46.8	51.1
Adjusted cost efficiency ratio	44.1	50.4	44.8	46.2	51.5
As a percentage of total operating income:
- net interest income	62.4	59.9	60.6	60.3	62.5
- net fee income	27.4	24.8	23.9	23.9	26.2
- net trading income	8.4	7.0	7.7	7.2	6.4

Financial ratios (%) (2)
Ratio of customer advances to customer accounts	97.1	96.0	97.9
Average total shareholders' equity to average total assets	6.0	5.7	5.9

Total assets under administration (C$m)
Funds under management (3)	18,097	28,927	17,339
Custodial accounts	854	1,033	949
Total assets under administration	18,951	29,960	18,288

1 Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada in accordance with the Basel II capital adequacy framework.
2 These are non-IFRS amounts or non-IFRS measures. Please refer to the discussion outlining the use of non-IFRS measures in the "IFRS and related non-IFRS measures" section of this document.
3 The comparative figure for the quarter ended 30 September 2011 includes funds managed in the full service retail brokerage business which was sold on 1 January 2012 of C$13.5bn.

Consolidated Income Statement (Unaudited)

	Quarter ended			Nine months ended
Figures in C$m (except per share amounts)	30 September 2012	30 September 2011	30 June 2012	30 September 2012	30 September 2011
Interest income	551	579	565	1,702	1,781
Interest expense	(194)	(188)	(193)	(575)	(618)
Net interest income	357	391	372	1,127	1,163
Fee income	175	183	168	511	549
Fee expense	(18)	(21)	(21)	(64)	(62)
Net fee income	157	162	147	447	487
Trading income excluding net interest income	38	41	39	109	107
Net interest income on trading activities	10	5	8	26	12
Net trading income	48	46	47	135	119
Net gain/(loss) from financial instruments designated at fair value	(8)	22	(2)	(24)	16
Gains less losses from financial investments	3	20	28	48	40
Other operating income	15	12	22	50	35
Gain on the sale of the full service retail brokerage business	-	-	-	84	-
Net operating income before loan impairment charges and other credit risk provisions	572	653	614	1,867	1,860
Loan impairment charges and other credit risk provisions	(71)	(63)	(59)	(178)	(143)
Net operating income	501	590	555	1,689	1,717
Employee compensation and benefits	(147)	(196)	(163)	(500)	(612)
General and administrative expenses	(96)	(108)	(100)	(300)	(287)
Depreciation of property, plant and equipment	(10)	(10)	(8)	(27)	(29)
Amortization of intangible assets	(3)	(4)	(5)	(11)	(22)
Restructuring charges	-	-	-	(36)	-
Total operating expenses	(256)	(318)	(276)	(874)	(950)
Operating profit	245	272	279	815	767
Share of profit in associates	1	2	-	2	4
Profit before income tax expense	246	274	279	817	771
Income tax expense	(65)	(73)	(76)	(213)	(202)
Profit for the period	181	201	203	604	569

Profit attributable to common shareholders	162	182	186	550	515
Profit attributable to preferred shareholders	16	16	15	46	46
Profit attributable to shareholders	178	198	201	596	561
Profit attributable to non-controlling interests	3	3	2	8	8
Average number of common shares outstanding (000's)	498,668	498,668	498,668	498,668	498,668
Basic earnings per common share	0.33	0.36	0.37	1.10	1.03

Consolidated Statement of Financial Position (Unaudited)

Figures in C$m	At 30 September 2012	At 30 September 2011	At 31 December 2011

ASSETS

Cash and balances at central bank	62	62	77
Items in the course of collection from other banks	123	127	104
Trading assets	6,610	4,143	4,587
Derivatives	2,042	2,634	2,203
Loans and advances to banks	1,627	3,737	4,530
Loans and advances to customers	46,309	43,768	44,357
Financial investments	21,571	20,181	19,168
Other assets	620	707	559
Prepayments and accrued income	262	254	225
Customers' liability under acceptances	5,040	4,895	4,059
Property, plant and equipment	130	110	123
Goodwill and intangibles assets	75	83	76
Total assets	84,471	80,701	80,068

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	2,359	976	1,377
Customer accounts	47,713	45,500	46,614
Items in the course of transmission to other banks	340	210	288
Trading liabilities	3,588	2,633	2,996
Financial liabilities designated at fair value	999	993	1,006
Derivatives	1,628	2,256	1,746
Debt securities in issue	14,063	14,500	13,327
Other liabilities	2,110	2,333	2,260
Acceptances	5,040	4,895	4,059
Accruals and deferred income	591	588	566
Retirement benefit liabilities	369	326	300
Subordinated liabilities	323	328	326
Total liabilities	79,123	75,538	74,865

Equity
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Other reserves	346	455	439
Retained earnings	2,601	2,307	2,363
Total shareholders' equity	5,118	4,933	4,973
Non-controlling interests	230	230	230
Total equity	5,348	5,163	5,203
Total equity and liabilities	84,471	80,701	80,068

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended			Nine months ended
Figures in C$m	30 September 2012	30 September 2011	30 June 2012	30 September 2012	30 September 2011

Cash flows generated from/(used in):
- operating activities	1,398	220	(49)	(13)	1,951
- investing activities	(1,469)	(2,222)	243	(2,557)	(4,008)
- financing activities	(102)	(94)	(99)	(302)	(279)
Net increase/(decrease) in cash and cash equivalents	(173)	(2,096)	95	(2,872)	(2,336)
Cash and cash equivalents, beginning of period	2,000	6,440	1,905	4,699	6,680
Cash and cash equivalents, end of period	1,827	4,344	2,000	1,827	4,344

Represented by:
- Cash and balances at central bank	62	62	70	62	62
- Items in the course of transmission to other banks, net	(217)	(83)	(232)	(217)	(83)
- Loans and advances to banks of one month or less	1,627	3,737	1,919	1,627	3,737
- Treasury bills and certificates of deposits of three months or less	355	628	243	355	628
Cash and cash equivalents, end of period	1,827	4,344	2,000	1,827	4,344

Global Business Segmentation (Unaudited)

We manage and report our operations according to our global businesses.

	Quarter ended			Nine months ended
Figures in C$m	30 September 2012	30 September 2011	30 June 2012	30 September 2012	30 September 2011

Retail Banking and Wealth Management
Net interest income	85	100	92	282	301
Net fee income	42	62	44	128	198
Net trading income	3	6	3	9	16
Other operating income	3	2	3	8	6
Gain on the sale of the full service retail brokerage business	-	-	-	76	-
Net operating income before loan impairment charges and other credit risk provisions	133	170	142	503	521
Loan impairment charges and other credit risk provisions	(7)	(7)	(7)	(20)	(13)
Net operating income	126	163	135	483	508
Total operating expenses (excluding restructuring charges)	(112)	(144)	(128)	(367)	(427)
Restructuring charges	-	-	-	(2)	-
Profit before income tax expense	14	19	7	114	81

Commercial Banking
Net interest income	175	188	177	532	538
Net fee income	78	66	72	221	202
Net trading income	9	7	8	25	19
Other operating income/(expense) (1)	3	3	7	15	(5)
Net operating income before loan impairment charges and other credit risk provisions	265	264	264	793	754
Loan impairment charges and other credit risk provisions	(36)	(32)	(26)	(73)	(55)
Net operating income	229	232	238	720	699
Total operating expenses (1)	(85)	(98)	(89)	(270)	(282)
Operating profit	144	134	149	450	417
Share of profit in associates	1	2	-	2	4
Profit before income tax expense	145	136	149	452	421

Global Banking and Markets
Net interest income	41	38	40	127	127
Net fee income	25	23	19	63	56
Net trading income	28	29	28	78	73
Gains less losses from financial investments	3	17	28	48	37
Other operating income	-	-	2	1	2
Gain on the sale of the full service retail brokerage business	-	-	-	8	-
Net operating income	97	107	117	325	295
Total operating expenses	(27)	(32)	(33)	(85)	(88)
Profit before income tax expense	70	75	84	240	207

	Quarter ended			Nine months ended
Figures in C$m	30 September 2012	30 September 2011	30 June 2012	30 September 2012	30 September 2011

Consumer Finance
Net interest income	64	69	72	209	208
Net fee income	12	11	12	35	31
Gains less losses from financial investments	-	3	-	-	3
Other operating income	1	3	-	3	5
Net operating income before loan impairment charges and other credit risk provisions	77	86	84	247	247
Loan impairment charges and other credit risk provisions	(28)	(24)	(26)	(85)	(75)
Net operating income	49	62	58	162	172
Total operating expenses (excluding restructuring charges)	(21)	(41)	(22)	(81)	(128)
Restructuring charges	-	-	-	(34)	-
Profit/(loss) before income tax expense	28	21	36	47	44

Other
Net interest expense	(8)	(4)	(9)	(23)	(11)
Net trading income	8	4	8	23	11
Net gain/(loss) from financial instruments designated at fair value	(8)	22	(2)	(24)	16
Other operating income (1)	8	4	10	23	27
Net operating income/(expense)	-	26	7	(1)	43
Total operating expenses (1)	(11)	(3)	(4)	(35)	(25)
Profit/(loss) before income tax expense	(11)	23	3	(36)	18

1     The bank operates a call center which exclusively services the global Commercial Banking business. In prior periods, expenses and related recharge income from other HSBC Group companies have been included in Total operating expenses and Other operating income respectively, within the 'Other' segment. Effective for the third quarter of 2012, the call center expenses and related recharge income have been reclassified from the 'Other'
       segment to the 'Commercial Banking' segment in order to more appropriately reflect these transactions within the segment benefitting from these services. Comparative data has been reclassified to conform with current presentation. Accordingly, expenses included in Total operating expenses of C$3m, C$4m and C$11m for the quarter ended 30 September 2011, 30 June 2012 and for the nine months ended 30 September 2012 respectively, were reclassified. In addition, recharge income included in Other operating income of C$3m, C$4m and C$10m for the quarter ended 30 September 2011, 30 June 2012 and for the nine months ended 30 September 2012 respectively, was reclassified. The consolidated income statement was not affected by the reclassification

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                        Date: 07 November 2012